SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 4, 2004 to December 13, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                               ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing offering of 10,700,000 Trust Units.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

December 13, 2004	By:	“Gordon M. Anderson”
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: (PGF.A / PGF.B) – TSX; (PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES OFFERING OF 10,700,000 TRUST UNITS

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

(Calgary, December 9, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by RBC Capital Markets, 10,700,000 Class B trust units at CDN$18.70 per Class B trust unit to raise gross proceeds of approximately CDN$200 million on a bought-deal basis. Pengrowth has granted the underwriters an option, exercisable in whole or in part until 48 hours prior to closing, to purchase up to an additional 3,200,000 Class B trust units at the same offering price. The issue will be offered in all provinces of Canada. Closing is expected to occur on December 30, 2004 subject to regulatory approval. The first distribution for which purchasers of Class B trust units issued pursuant to the offering will be eligible will be payable on January 15, 2004 to Unitholders of record on December 31, 2004. The Trust has also granted the underwriters an option (the “Over-Allotment Option”) to acquire up to an additional 15% of the Offering, at the Offering Price, for market stabilization purposes and to cover over-allotments, if any. The Over-Allotment Option is exercisable, in whole or in part, at the sole discretion of the underwriters at any time prior to 30 days following the Closing of the Offering. If the underwriters’ option and Over-Allotment option are exercised in full, approximately 16 million Class B trust units will be issued for gross proceeds of approximately $299 million.

The net proceeds from the issue will be used to repay the $220 million acquisition credit facility Pengrowth obtained to finance a portion of the purchase price of the oil and gas assets it purchased from Murphy Oil Corporation on May 31, 2004 and to fund a portion of Pengrowth’s 2005 planned capital expenditure program of approximately $171 million.

Only persons who are residents of Canada for the purposes of the Income Tax Act (Canada) may beneficially own or control Class B trust units of Pengrowth Energy Trust.

The issuance of Class B trust units pursuant to the offering, assuming the underwriters’ option and over-allotment option are exercised in full, would result in Pengrowth needing to issue approximately 1.6 million additional Class B trust units for the Class A trust units to be at or below the Ownership Threshold, which provides that the Class A trust units may not exceed 49.75% of the outstanding trust units of Pengrowth Energy Trust. As a result, the issuance of additional Class B trust units by Pengrowth pursuant to its dividend reinvestment and trust unit purchase plan, and upon the exercise of options and rights under Pengrowth’s incentive plans, will create the opportunity for Class B trust units to be converted into Class A trust units. Additional information regarding the process for unitholders to convert Class B trust units into Class A trust units will be provided by Pengrowth early in 2005.

The securities being offered by Pengrowth Energy Trust will not be offered or sold in the United States or to U.S. persons. This release does not constitute an offer for sale of Trust Units in the United States.

This news release contains certain forward-looking statements, which are based on Pengrowth’s current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Pengrowth’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Pengrowth’s ability to comply with current and future environmental or other laws; Pengrowth’s success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Pengrowth’s 2004 Annual Information Form and Pengrowth’s Management’s Discussion and Analysis for the year ended December 31, 2003 contained on page 42 to 65 of Pengrowth’s 2003 Annual Report. Readers are also referred to risk factors described in other documents Pengrowth files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Pengrowth. Pengrowth disclaims any responsibility to update these forward-looking statements.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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